UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Announcement of Pricing of Secondary Offering of Telecom

Argentina’s Common Stock by Fintech Telecom

BUENOS AIRES, Argentina, February 10, 2026 – Telecom Argentina S.A. (NYSE: TEO) (the “Company”) today announced the pricing of a secondary offering (the “Offering”) by Fintech Telecom LLC, as selling shareholder, of 4,050,549 American Depositary Shares (“ADSs”) representing its class B shares, at a price to the public of $11.15 per ADS. Fintech Telecom LLC has also granted a 30-day option to the underwriters to purchase up to 607,582 ADSs at the same price. The ADSs are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “TEO.” Each ADS represents five class B common shares, nominal value P$1.00 per share.

All ADSs are being offered for sale by Fintech Telecom LLC, and all of the net proceeds from the Offering will go to Fintech Telecom LLC. No other entities, and no individuals, are selling shares in the Offering. The Company is not offering any shares in the Offering and will not receive any of the proceeds from the Offering. Morgan Stanley & Co. LLC and Banco BTG Pactual S.A. – Cayman Branch are acting as the underwriters and joint book‑runners for the Offering.

The Offering is expected to close on February 12, 2026, subject to customary closing conditions.

A registration statement on Form F-3 including a prospectus relating to these securities was filed with the Securities and Exchange Commission (the “SEC”) on July 8, 2024 (the “Registration Statement”) and became effective automatically.

The Offering is being made only by means of the prospectus in the Registration Statement and a preliminary prospectus supplement filed with the SEC today. You may access these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus and the preliminary prospectus supplement relating to the Offering may be obtained, when available, from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, or by email at prospectus@morganstanley.com or Banco BTG Pactual S.A. – Cayman Branch, 601 Lexington Avenue, 57th Floor, New York, NY 10022, Attention: Equity Capital Markets, or by email at ol-ecm@btgpactual.com.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy these securities, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-looking Statements:

Statements in this press release regarding the Company and the selling shareholder that are not historical facts are “forward-looking statements” that involve risks and uncertainties. Certain of these risks and uncertainties are described in the Company’s Registration Statement, including under the headings “Risk Factors” and “Forward-Looking Statements,” and under the headings “Risk Factors” and “Forward-Looking Statements” in the Company’s most recent Annual Report on Form 20-F. Forward-looking statements made in this release speak only as of the date of this release, and the Company and the selling shareholder undertake no obligation to update the information contained in this press release to reflect subsequently occurring events or circumstances, except as required by law.

About Telecom:

Telecom Argentina is a leading telecommunications company in Argentina, offering services combining mobile telephony services, cable television services, internet services and fixed telephony services. We also provide Fintech Services, other telephone-related services, such as international long-distance and wholesale services, data transmission and IT solutions outsourcing and we install, operate and develop cable television and data transmission services. We provide our services in Argentina (mobile, cable television, internet, fixed and data, fintech services, among others), Paraguay (mobile, internet, satellite TV, fintech services, among others), Uruguay (cable television services, internet and cybersecurity services and products), the United States (fixed wholesale services) and Chile (cybersecurity services and products). These consolidate an ecosystem of platforms and new businesses, providing a comprehensive and convergent experience for our customers.

INVESTOR RELATIONS CONTACT:

Luis Fernando Rial Ubago

Lfrialubago@teco.com.ar

Source: Telecom Argentina S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	February 10, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations